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                                March 1, 2022

       Eleazer Klein
       Schulte Roth & Zabel LLP
       919 Third Avenue
       New York, NY
       10022

                                                        Re: Zendesk, Inc.
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 on February 16 and 28, 2022
                                                            Filed by JANA
Partners LLC, JANA Special Situations Management, LP,
                                                            Barry Rosenstein,
Quincy Allen, Felicia Alvaro,
                                                            Jeff Fox, and Scott
Ostfeld
                                                            File No. 001-36456

       Dear Mr. Klein:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12 on February 16, 2022

       Soliciting Materials filed February 16, 2022, page 1

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for your disclosure that entering into the agreement with
Momentive has caused "lasting damage" and your belief that "the board has all but assured
that Zendesk will suffer a persistent discount to its intrinsic value," the board's actions have
"reinforced concerns about its history of refusing to engage with interested strategic
and financial buyers for the Company" and your belief that
                                                        "shareholders are
perpetually in danger of what Glass Lewis characterized as the
                                                        board   s    ready,
fire, aim    process" (footnote omitted).
 Eleazer Klein
919 Third Avenue
March 1, 2022
Page 2
Soliciting Materials filed February 28, 2022

Soliciting Materials filed February 28, 2022, page 1

2. Please provide support for your statements relating the email purportedly sent by the company's lead independent director to a CNBC contributor.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameEleazer Klein                               Sincerely,
Comapany Name919 Third Avenue
                                                              Division of
Corporation Finance
March 1, 2022 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName